Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2019

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	September 30, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$86,697	$82,059
Restricted cash		5,355	2,186
Accounts receivable, net		2,460	1,927
Inventories		5,313	5,769
Prepaid expenses and other current assets		6,755	6,214
Due from related parties	5	4,440	817
Total current assets		$111,020	$98,972
NON-CURRENT ASSETS
Vessels in operation	3	$1,129,808	$1,112,766
Advances for vessel acquisitions	3	1,500	—
Other fixed assets		2	5
Intangible assets-charter agreements		2,458	5,400
Deferred charges, net		12,014	9,569
Other non-current assets		—	948
Restricted cash, net of current portion		5,702	5,827
Total non-current assets		1,151,484	1,134,515
TOTAL ASSETS		$1,262,504	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$7,925	$9,586
Accrued liabilities		26,396	15,407
Current portion of long-term debt	4	86,004	64,088
Deferred revenue		6,835	3,118
Due to related parties	5	63	3,317
Total current liabilities		127,223	95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	$782,725	$813,130
Intangible liability-charter agreements		6,964	8,470
Deferred tax liability		—	9
Total non-current liabilities		789,689	821,609
Total liabilities		$916,912	$917,125
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018 – 9,017,205 shares)	7	$99	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	7	—	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018 – 14,000 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	7	3	3
Additional paid in capital		512,811	512,379
Accumulated deficit		(167,321)	(196,119)
Total shareholders' equity		345,592	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,262,504	$1,233,487

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Nine months ended September 30,
	Note	2019	2018
OPERATING REVENUES
Time charter revenue		$80,661	$14,222
Time charter revenue-related parties	5	112,887	92,853
		193,548	107,075
OPERATING EXPENSES:
Vessels operating expenses		56,296	30,424
Vessels operating expenses-related parties	5	7,006	751
Time charter and voyage expenses		4,727	613
Time charter and voyage expenses-related parties		1,328	—
Depreciation and amortization	3	32,884	24,703
General and administrative expenses		7,083	4,641
Operating Income		84,224	45,943

Interest income		1,198	984
Interest and other financial expense		(56,484)	(32,512)
Other income, net		2,117	16
Total non-operating expense		(53,169)	(31,512)
Income before income taxes		31,055	14,431
Income taxes		40	(59)
Net Income		$31,095	$14,372
Earnings allocated to Series B Preferred Shares	7	(2,297)	(2,297)
Net Income available to Common Shareholders		$28,798	$12,075
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	9,939,559	6,044,821
Diluted	9	10,058,321	6,044,821

Net Gain per Class A common share
Basic		$1.26	2.00
Diluted		$1.24	2.00

Weighted average number of Class B common shares outstanding
Basic and diluted	9	nil	925,745

Net Gain per Class B common shares
Basic and diluted	9	$ n/a	$nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Nine months ended September 30,
	Note	2019	2018
Cash flows from operating activities:
Net Income		$31,095	$14,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	32,884	24,704
Amortization of deferred financing costs	4	2,244	3,131
Amortization of original issue discount / premium on repurchase of notes	4	607	602
Amortization of intangible asset/liability-charter agreements		1,436	(1,329)
Share based compensation	8	1,288	136
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(86)	(2,342)
Decrease/(Increase) in inventories		456	(2,581)
Increase in accounts payable and other liabilities		6,812	6,135
Decrease in related parties' balances	5	(6,877)	(603)
Increase/(Decrease) in deferred revenue		3,717	(758)
Unrealized foreign exchange (gain)/ loss		(16)	5
Net cash provided by operating activities		$73,560	$41,472
Cash flows from investing activities:
Acquisition of vessels		(33,497)	(11,436)
Cash paid for vessel improvements		(14,062)	(150)
Cash paid for dry-dockings		(3,182)	(2,104)
Advances for vessel acquisitions		(1,500)	—
Net cash used in investing activities		$(52,241)	$(13,690)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities		293,500	8,125
Repayment of credit facilities		(37,819)	(10,000)
Repayment of refinanced debt	4	(262,809)	—
Deferred financing costs paid		(4,212)	(1,812)
Series B Preferred Shares-dividends paid	7	(2,297)	(2,297)
Net cash used in financing activities		$(13,637)	$(5,984)
Net increase in cash and cash equivalents and restricted cash		7,682	21,798
Cash and cash equivalents and restricted cash at beginning of the period		90,072	73,266
Cash and cash equivalents and restricted cash at end of the period		$97,754	$95,064
Supplementary Cash Flow Information:
Cash paid for interest		45,094	20,677
Cash paid for income taxes		—	58
Non-cash financing activities:
Unpaid offering costs		856	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

							Additional paid-in capital
	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares		Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2017	6,876,962	14,000	—	$69	$—	$—	$387,229	$(135,693)	$251,605

Restricted Stock Units (Note 8)	—	—	—	—	—	—	277	—	277
Net Income for the period	—	—	—	—	—	—	—	4,958	4,958
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2018	6,876,962	14,000	—	$69	$—	$—	$387,506	$(131,501)	$256,074

Restricted Stock Units (Note 8)	—	—	—	—	—	—	45	—	45
Net Income for the period	—	—	—	—	—	—	—	4,785	4,785
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(765)	(765)
Balance at June 30, 2018	6,876,962	14,000	—	$69	$—	$—	$387,551	$(127,481)	$260,139

Restricted Stock Units (Note 8)	—	—	—	—	—	—	45	—	45
Net Income for the period	—	—	—	—	—	—	—	4,628	4,628
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(765)	(765)
Balance at September 30, 2018	6,876,962	14,000	—	$69	$—	$—	$387,596	$(123,618)	$264,047

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(196,119)	$316,362

Net Income for the period	—	—	—	—	—	—	—	10,818	10,818
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$—	$3	512,379	$(186,067)	326,414

Net Income for the period	—	—	—	—	—	—	—	9,563	$9,563
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at June 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$512,379	$(177,270)	$335,211

Restricted Stock Units (Note 8)	—	—	—	—	—	—	1,288	—	1,288
Net Income for the period	—	—	—	—	—	—	—	10,714	10,714
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(765)	(765)
Offering costs	—	—	—	—	—	—	(856)	—	(856)
Balance at September 30, 2019	9,942,950	14,000	250,000	$99	$—	$3	$512,811	$(167,321)	$345,592

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. which was then wholly owned by CMA CGM. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight.
The Class A common shares and Class B common shares per share amounts disclosed in the interim unaudited consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.
On September 24, 2019, the Company announced the commencement of a fully underwritten public offering of its Class A common shares, par value $0.01 per share, which closed on October 1, 2019.  The Company issued 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of approximately $55,200. The net proceeds, after underwriting discounts commissions and expenses, are estimated to be $50,717 and will be included in the Company’s financial statements for the three months ending December 31, 2019.
The Company’s business is to own and charter out containerships to leading liner companies. As of September 30, 2019, the Company owned 40 vessels with average age weighted by TEU capacity of 12.0 years. It had contracted to purchase one further ship, which was delivered in October 2019.
The following table provides information about the vessels:

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	CMA CGM Matisse	2,262	1999	4Q19
Global Ship Lease 4 Limited	GSL	Cyprus	CMA CGM Utrillo	2,262	1999	1Q20
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	4Q19(9)
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	4Q19(10)
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q19(11)
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas	2,207	2002	4Q19 (11)
Global Ship Lease 9 Limited	GSL	Cyprus	CMA CGM La Tour	2,272	2001	4Q19
Global Ship Lease 10 Limited	GSL	Cyprus	CMA CGM Manet	2,272	2001	4Q19
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 20 Limited	GSL	Hong Kong	MSC Tianjin	8,667	2005	2Q24(3)
Global Ship Lease 21 Limited	GSL	Hong Kong	MSC Qingdao	8,667	2004	2Q24(3)
Global Ship Lease 22 Limited	GSL	Hong Kong	GSL Ningbo	8,667	2004	3Q20
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q20
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,849	2004	2Q24(4)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,849	2004	3Q22(4)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,849	2004	3Q22(4)
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q20
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q20
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	4Q19(7)
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q20
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q20(8)
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	3Q19(5)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q21
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Phillipos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) Five year charter at implied Adjusted EBITDA of $25.6 million per ship for the period.
(4) GSL Eleni was delivered in May 2019, GSL Grania was delivered in September 2019 and GSL Kalliopi was delivered in October 2019. GSL Eleni is chartered for five years; GSL Kalliopi and GSL Grania chartered for three years plus two successive periods of one year at option of the charterer. Implied Aggregate Adjusted EBITDA of $32.0 million for firm periods, increasing to $47.0 million if all options are exercised.
(5) Thereafter, the Company has the option, callable in 4Q19, to extend for four years at $20,000 per day.
(6) Additional 12 - month extension at charterer’s option, for an additional $4.4 million implied Adjusted EBITDA.
(7) Thereafter, 8-12 months to Feedertech at $12,500 per day commencing on November 15, 2019.
(8) Rate increases to $10,000 per day from June 3, 2020.
(9) Thereafter, 100-180 days to OOCL at $9,400 per day commencing on October 28, 2019.
(10) Option for six months plus or minus 30 days extension at $8,500 per day from October 16, 2019 has been exercised by the charterer.
(11) The Company has the option to extend to December 31, 2020, plus or minus 90 days, at $9,800 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures
(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2018 filed with the Securities and Exchange Commission on March 29, 2019 in the Company’s Annual Report on Form 20-F. Certain comparative figures have been reclassified to conform to changes in presentation in the current period.
Adoption of new accounting standards
On January 1, 2019, the Company adopted the requirements of ASU 2016-02 ”Leases”  (“ASC 842” or “the new lease standard”), applying the alternative transition method, which is consistent, with the approach the Company elected under the new revenue standard adopted as of January 1, 2018. The Company has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same. All of the Company’s revenues for the nine months ended September 30, 2019 and 2018 derive from time charter agreements that are classified as operating leases.
The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.
As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2019. The comparative information has not been recasted and continues to be reported under the accounting standards in effect for those periods (ASC 840), including disclosure requirements.
Counterparty risk
The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and is currently experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.
These interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(b)	Principles of Consolidation
The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.
(c)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels  acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively. Other borrowing costs are expensed as incurred. Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2018, management estimated the residual values of its vessels based on scrap rate of $250 per LWT. Effective January 1, 2019 following management’s consideration of current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $400. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company for the nine months ended September 30, 2019.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Income.
Vessels acquisitions
The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata. The following table summarizes the accounting for the Poseidon Transaction, including the fair value of the stock-based consideration given:

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(c)	Vessels in operation (continued)

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro-rata to the vessels acquired	(143,726)
Vessels fair value recognized as of November 15, 2018 (see note 3)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro-rata allocation of negative goodwill	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)
Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018 (as adjusted for reverse stock split)	$7.84
Fair value of stock-based consideration	125,133
Capitalized transaction expenses	11,833
Total consideration	$136,966

(d)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
There were no impairment charge for the nine months ended September 30, 2019. During the year ended December 31, 2018, an impairment loss of $71,834 was recognized.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(e)	Revenue recognition and related expense
The Company generates revenue by time chartering out its vessels. Revenue is recorded when services are rendered under a signed charter agreement or with other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the owner and are included in time charter and voyage expenses as would be provisions for losses on time charters in progress and other miscellaneous owner’s expenses.
Expenses related to our revenue-generating contracts are recognized as incurred.
(f)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(g)	Fair Value Measurement and Financial Instruments (continued)
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
(h)	Recent accounting pronouncements
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation

	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2018	$734,534	$(148,014)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	(139,354)	67,520	(71,834)

As of December 31, 2018	$1,224,377	$(111,611)	$1,112,766

Additions	46,785	—	46,785
Depreciation	—	(29,743)	(29,743)

As of September 30, 2019	$1,271,162	$(141,354)	$1,129,808

On September 9, 2019, the Company took delivery of a 2004-built, 7,849 TEU containership, GSL Grania, for a contract price of $15,000.
In August 2019, the Company paid an advance of $1,500 for the acquisition of the 2004-built, 7,849 TEU containership, GSL Kalliopi, delivered subsequent to the period end (see note 10).
On May 28, 2019, the Company took delivery of a 2004-built, 7,849 TEU containership, GSL Eleni, for a contract price of $18,500.
On November 15, 2018, we completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a contract price of $11,275.
Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018 for the 19 vessels in the GSL Fleet. The impairment review resulted in an impairment charge on three vessels, totaling to $71,834, being recognized during the year ended December 31, 2018.
As of September 30, 2019, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility and the vessels acquired during 2019 were pledged under the Hellenic Bank Credit Facility (see note 4). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over 16 of the Poseidon vessels.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt

Facilities	September 30, 2019	December 31, 2018
2022 Notes	$340,000	$360,000
Less repurchase of Notes	—	(20,000)
2022 Notes (a)	$340,000	$340,000
Poseidon-DVB Credit Facility (b)	47,088	51,063
Poseidon- Syndicated Senior Secured Credit Facility (c)	230,000	—
Poseidon-Blue Ocean Junior Credit Facility (d, j)	38,500	38,500
Poseidon-Credit Agricole Credit Facility (e)	—	53,069
Poseidon-Blue Ocean Credit Facility (f)	—	23,830
Poseidon-ABN-AMRO Credit Facility (g)	—	62,189
Poseidon-ATB Credit Facility (h)	—	17,100
Poseidon-Credit Agricole Credit Facility (i)	—	80,000
Poseidon-Deutsche, CIT, Entrust Credit Facility (k)	169,336	180,500
Citi Credit Facility (l)	24,800	34,800
Hayfin Credit Facility (m)	7,775	8,125
Hellenic Bank Credit Facility (n)	24,550	—
Total	$882,049	$889,176
Less: Current portion of 2022 Notes	(20,000)	(20,000)
Less: Current portion	(66,004)	(44,088)
Less original issue discount	(2,052)	(2,659)
Less: Deferred financing costs (q)	(11,268)	(9,299)
Non-current portion of Long-Term Debt	$782,725	$813,130

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
a)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.
Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at September 30, 2019 and December 31, 2018 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.
The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.
The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see 4(l) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make.  In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Credit Facility at par. Should the amount outstanding under the Citi Credit Facility be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Credit Facility. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.
On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.
As of September 30, 2019, the outstanding balance was $337,948, net of the outstanding balance of the original issue discount.
b)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 are scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
b)	$52.6 Million DVB Credit Facility (continued)
Tranche C amounting to $5,800 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,734 payable in December 31, 2020. Tranche D of the remaining $35,800 is scheduled to be repaid in four consecutive quarterly instalments of $1,083 starting from March 31, 2020 and a balloon payment of $31,500 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
The facility bears interest at LIBOR plus a margin of 2.85% per annum.
As of September 30, 2019, the outstanding balance on this facility was $47,088.
c)	$268.0 Million Syndicated Senior Secured Credit Facility
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches.
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
The existing indebtedness that was refinanced comprised of the following credit facilities:
•	$55,700 Credit Agricole Credit Facility with an outstanding balance of $50,961 as of September 19, 2019 (see 4e).
•	$24,500 Blue Ocean Credit Facility with an outstanding balance of $23,652 as of September 19, 2019 (see 4f).
•	$65,300 ABN AMRO Credit Facility with an outstanding balance of $61,595 as of September 19, 2019 (see 4g).
•	$17,100 Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12,600 as of September 19, 2019 (see 4h).
•	$80,000 Credit Agricole Credit Facility with an outstanding balance of $75,500 as of September 19, 2019 (see 4i).
As of September 30, 2019, the outstanding balance of Tranche A amounted to $230,000.
Tranche B amounts to $38,000 and is committed for eight months after the signing of the loan agreement. Upon draw down, Tranche B is scheduled to be repaid in 20 consecutive quarterly instalments of $905 and a balloon payment of $19,900 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.  Tranche B has not been drawn down.
The interest rate is LIBOR plus a margin of 3.0% and is payable at each quarter end date.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
d)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see 4j).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.0% per annum.
As of September 30, 2019, the outstanding balance on this facility amounted to $38,500.
e)	$55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 was scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 was scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 was scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants would apply starting from January 1, 2020.
This facility carried interest at LIBOR plus a margin of 2.75% per annum.
As of September 23, 2019, the outstanding balance on this facility amounted to $50,961 was fully refinanced by the Syndicated Senior Secured Credit Facility (see 4c).
f)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.
This facility bears interest on $18,830 of principal at LIBOR plus a margin of 4.0% per annum.
As of September 24, 2019, the outstanding balance on this facility amounted to $23,652 was fully refinanced by the Syndicated Senior Secured Credit Facility (see 4c).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
g)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility was scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 was fully refinanced by the Syndicated Senior Secured Credit Facility (see 4c).
h)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche was scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of September 27, 2019, the outstanding balance on this facility amounted to $12,600 was fully refinanced by the Syndicated Senior Secured Credit Facility (see 4c).
i)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
The Facility was repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
As of September 24, 2019, the outstanding balance on this facility amounted to $75,500 was fully refinanced by the Syndicated Senior Secured Credit Facility (see 4c).

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
j)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed payable quarterly in arrears.
As of September 19, 2019, the outstanding balance on this facility amounted to $38,500 was refinanced by the Blue Ocean Junior Credit Facility (see 4d).
k)	$180.5 Million Deutsche, CIT, Entrust Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.
As of September 30, 2019, the outstanding balance on the Senior Facility was $133,124.
Junior Facility
The Junior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.
As of September 30, 2019, the outstanding balance on the Junior Facility was $36,212.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
l)	$54.8 Million Citi Credit Facility
On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.
The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
As of September 30, 2019, the outstanding balance on this facility was $24,800.
m)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.
Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of September 30, 2019, the outstanding balance of this facility was $7,755.
n)	$37.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Group via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of September 30, 2019, the outstanding balance of this facility was $24,550.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)
o)	$14.35 Million DVB Argos Credit Facility
On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB Bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.
p)	Repayment Schedule
Maturities of long-term debt for the years subsequent to September 30, 2019 are as follows:
Payment due by period ended	Amount
September 30, 2020	$86,004
September 30, 2021	123,492
September 30, 2022	207,102
September 30, 2023	269,200
September 30, 2024	196,250
$882,049

q)	Deferred Financing Costs

	September 30, 2019	December 31, 2018
Opening balance	$9,299	$12,818
Expenditure in the period	4,213	307
Amortization included within interest expense	(2,244)	(3,826)
Closing balance	$11,268	$9,299

In 2019, total costs amounting $3,772 were incurred in connection with the Syndicated Senior Secured Credit Facility (see 4c) and the Blue Ocean Junior Credit Facility (see 4d) utilized for the refinance of certain then-existed credit facilities. Additionally, total costs amounting to $441 were incurred in connection with the Hellenic Bank Credit Facility for the acquisition of GSL Eleni and GSL Grania. These costs are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.
In 2018, costs amounting to $307 were incurred in connection with the Hayfin Credit Facility for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred.
In addition, fees amounting to $2,055 were incurred in connection with the above mentioned loan and the unamortized balance was presented within “Other non-current assets” as of December 31, 2018. This balance has been fully amortized during the Q2 of 2019.
r)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.
As of September 30, 2019 and December 31, 2018, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
5.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of September 30, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 15.55% and as of December 31, 2018, owning Class A and Class B common shares representing 15.55%, respectively of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. As of September 30, 2019, no charter hires were outstanding from the charterer. Revenues generated from charters to CMA CGM are shown separately in the interim unaudited Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $2,381 and $817 as of September 30, 2019 and December 31, 2018, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of September 30, 2019 the management of the Company’s fleet was performed solely by Technomar.
As of December 31, 2018, the Company outsourced day-to-day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company paid CMA Ships an annual management fee of $123 per vessel (2018: $123) and reimbursed costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.
The management fees charged to the Company by Technomar and CMA Ships for the nine months ended September 30, 2019 amounted to $7,536 and $190, respectively (nine months ended September 30, 2018: Technomar-$nil and CMA Ships-$751) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Income. As of September 30, 2019, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $nil (December 31, 2018: Technomar:$1,362 and CMA Ships: $1,829). Additionally, as of September 30, 2019, outstanding receivables due from Technomar and CMA Ships totaling to $1,975 and $84, respectively, are presented under “Due from related parties”.
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to five vessels up to September 30, 2019; for the new acquired vessels, GSL Eleni and GSL Grania the agreements were effective since the commencement of their operations.
The fees charged to the Company by Conchart for the nine months ended September 30, 2019 amounted to $1,328 (2018: nil) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Income.
Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totaling to $63 and $126 as of September 30, 2019 and December 31, 2018, respectively.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 40 vessels as at September 30, 2019 is as follows:

Year ending	Amount
September 30, 2020	$243,476
September 30, 2021	169,550
September 30, 2022	145,589
September 30, 2023	100,307
Thereafter	71,420
Total minimum lease revenue, net of address commissions	$730,342

7.	Share Capital
As of September 30, 2019, the Company had one class of common shares.
On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of approximately $55.2 million. This includes the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, are estimated to be $51.6 million and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and are convertible in certain circumstances to a total of 12,955,187 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares. As a part of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were also issued.
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis.  At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
8.	Share-Based Compensation
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to our senior management, under our 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service at equal intervals over the three year period which commenced January 1, 2019. Tranches two, three and four will vest when our stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60 day period.
On February 4, 2019, the 2019 Plan was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the compensation committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000. No awards have been made under the 2019 Plan.
Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2019 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.
Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2018 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.
Share based awards since January 1, 2018, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2018	62,500	—	$19.36	n/a
Granted in January 8, 2018	25,000	—	9.28	n/a
Granted in March 1, 2018	25,000	—	9.04	n/a
Vested on November 15, 2018	(112,500)	—	n/a	7.92
Unvested as at December 31, 2018	—	—	$—	—
Granted in January 1, 2019	1,359,375	—	3.79	n/a
Unvested as at September 30, 2019	1,359,375	—	$3.79	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
On November 15, 2018, as a result of the completion of the Poseidon Transaction, all 112,500 unvested restricted stock units vested and as a result, 60,425 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $7.92.
During the year ended December 31, 2018, 4,266 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $32.00 rather than market values.
During the nine month period ended September 30, 2019, the Company recognized a total of $1,288 (2018: $136), in respect of stock based compensation.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except share data)
9.	Earnings per Share
Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding for the period.
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. No such obligation exists for Class B common shareholders as at September 30, 2019, as they have converted to Class A common shares on a one-for-one basis on January 2, 2019 (see note 7). As a result, earnings would only be allocated to the Class A common shareholders and Series C preferred shareholders.
At September 30, 2019, there were 1,359,375 shares of restricted stock units granted and unvested as part of management’s equity incentive plan.
At September 30, 2018, there were 900,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of September 30, 2018 only Class A and B common shares are participating securities.
For the nine month periods ended September 30, 2018, the diluted weighted average number of shares included the incremental effect of outstanding stock based incentive awards.
	Nine months ended September 30,
	2019	2018
Numerator:
Net income attributable to common shareholders	28,798	12,075
Undistributed income attributable to Series C participating preferred shares	(16,296)	—
Net income available to common shareholders, basic and diluted	12,502	12,075

Net income available to:
Class A, basic and diluted	12,502	12,075
Class B, basic and diluted	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	9,939,559	5,951,217
Weighted average number of RSUs without service conditions	—	59,799
Dilutive effect of share-based awards	—	33,805
Common share and common share equivalents, basic	9,939,559	6,044,821
plus weighted average number of RSUs with service conditions	118,762	—
Common share and common share equivalents, dilutive	10,058,321	6,044,821

Class B Common shares
Basic weighted average number of common shares outstanding	—	925,745
Common shares, basic and diluted	—	925,745

Basic earnings per share:
Class A	1.26	2.00
Class B	—	—

Diluted earnings per share:
Class A	1.24	2.00
Class B	—	—

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	16,296	—
Basic and diluted weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	—
Basic and diluted earnings per share	1.26	—

Global Ship Lease, Inc.
Notes to the Interim Unaudited Consolidated Financial Statements (continued)
(Expressed in thousands of U.S. dollars except per share data)
10.	Subsequent Events
On October 1, 2019, the Company announced the closing of its public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds to the Company of approximately $55,200. This includes the exercise in full by the underwriter of its option to purchase additional shares.
On October 9, 2019, the Company took delivery of a 2004-built, 7,849 TEU containership, GSL Kalliopi which commenced a three-year charter with Maersk Line, with two consecutive one-year extensions at the charterer’s option.
In November 2019, the Company agreed to purchase two 2002-built, 6,650 TEU containerships, the first of which is expected to be delivered in December 2019 and the second in January 2020. The Company intends to arrange debt facilities in due course in connection with the acquisition of these ships.